NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Exxon Mobil Corporation

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Memorandum Regarding Shareholder Proposals to be voted on at Registrant’s 2019 Annual General Meeting

EXXONMOBIL ANNUAL GENERAL MEETING 2019

Exempt solicitation

New York State Common Retirement Fund and the Church Commissioners for England

Patrick Doherty, New York State Common Retirement Fund - PDoherty@osc.ny.gov

Edward Mason, Church Commissioners for England - edward.mason@churchofengland.org

The New York State Common Retirement Fund and the Church Commissioners for England strongly urge ExxonMobil shareholders to VOTE IN FAVOR OF ITEM 4 – INDEPENDENT CHAIRMAN on ExxonMobil’s proxy card.

The New York State Common Retirement Fund (Fund) and the Church Commissioners for England (Church Commissioners) believe that ExxonMobil’s inadequate response to climate change constitutes a serious failure of corporate governance to which shareholders should respond firmly. The Fund and the Church Commissioners believe that at this time, ExxonMobil would be better able to face its challenges, including those posed by climate change, and to relate to its shareholders, with an independent chairman. Accordingly, we strongly urge shareholders to vote in favour of Item 4 at ExxonMobil’s annual general meeting.

In addition, the Fund and the Church Commissioners will withhold their support from the re-election of all ExxonMobil directors under Item 1 – Election of Directors on ExxonMobil’s proxy card. We encourage other ExxonMobil shareholders to implement a strong voting stance on director election in line with their own voting policies.

Because climate change poses a threat to the long-term viability of the company, we believe that a formal board committee should be constituted to provide the appropriate level of oversight and accountability to this issue. The Fund and the Church Commissioners will be voting for Item 7 – Climate Change Board Committee on ExxonMobil’s proxy card.

Also, given the critical importance of responsible lobbying on climate change, the Fund and the Church Commissioners will be voting for Item 10 – Report on Lobbying on ExxonMobil’s proxy card.

Discussion

The New York State Common Retirement Fund and the Church Commissioners for England are leading engagement efforts with ExxonMobil as part of Climate Action 100+, an initiative of 324 investors who collectively manage more than $33.4 trillion in assets. In addition, the Fund and the Church Commissioners led the filing of a shareholder proposal asking ExxonMobil to disclose short-, medium- and long-term targets for GHG emissions. It was co-filed by more than 30 institutional investors with a collective $1.9 trillion in assets under management. ExxonMobil sought and obtained no action relief from SEC staff and has declined to include the proposal in its proxy materials for the 2019 annual general meeting.

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Shareholders have engaged with ExxonMobil on issues relating to climate change and greenhouse gas emissions since at least as early as 2005. In 2016, a shareholder proposal filed by the Fund and the Church Commissioners asking ExxonMobil to publish an assessment of long-term portfolio impacts of public climate change policies received a majority vote of 62.3 percent. The Fund and the Church Commissioners believe that ExxonMobil’s responses to climate change and to engagement with Climate Action 100+ are inadequate.

In spite of the clearly demonstrated shareholder concern regarding the impact of climate change on the company, ExxonMobil:

•	has no business-wide targets for GHG emissions reductions at its own operations;
•	does not disclose the GHG emissions associated with the use of its products;
•	has no targets for the reduction of GHG emissions associated with the use of its products;
•	offers no guidance on the extent of its ambition to reduce over time the GHG emissions associated with the use of its products.

This can be contrasted with ExxonMobil’s supermajor peers:

•	BP has recommended that its shareholders support a proposal asking the company to set operational emissions reductions targets and disclose how it evaluates capital expenditures’ alignment with the goals of the Paris Agreement.
•	Chevron has set operational emissions intensity reductions targets through 2023 linked to employees’ variable pay.
•	Royal Dutch Shell has declared an ambition to halve the net carbon footprint of the energy products it sells (i.e. combined operational and product emissions) by 2050, aiming for a reduction of 20% by 2035 as an interim step, with aligned incentive compensation.
•	Total has set an ambition to reduce the carbon intensity of the energy products it sells (i.e. combined operational and product emissions) by 15% between 2015 and 2030, and a longer-term ambition to reach a reduction of 25-35% by 2040.

We believe ExxonMobil has also failed to respond adequately to shareholder engagement on this topic, in contrast to its industry peers. The company:

•	has been unresponsive to requests for assurance from investors participating in Climate Action 100+ about the consistency of the corporation’s strategy with the goals of the Paris Agreement; and
•	has refused all requests from investors participating in Climate Action 100+ for engagement with an independent director.

Shareholder proposal regarding an Independent Chairman (Item 4)

The Fund and the Church Commissioners believe that ExxonMobil’s inadequate responses to climate change and to engagement with Climate Action 100+ participants reflect in significant part a board that is not functioning effectively in the absence of an Independent Chairman.

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We also believe an Independent Chairman at ExxonMobil would provide a vital channel of communication for investors with concerns about strategy, governance and disclosure; would be able to ensure that the views of investors were adequately considered in all board discussions; and would constitute a check and balance within the governance and decision-making structure of the corporation.

The Fund and the Church Commissioners believe that at this time, ExxonMobil would be better able to face its challenges, and to relate to its shareholders, with an independent chairman.

New York State Common Retirement Fund and the Church Commissioners for England strongly recommend a vote “FOR” the shareholder proposal regarding an Independent Chairman at ExxonMobil’s Annual Meeting (Item 4).

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.

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